SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                       SHARED MEDICAL SYSTEMS CORPORATION
                       (Name of Subject Company (Issuer))

                        AUTOBAHN ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                               SIEMENS CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           SIEMENS AKTIENGESELLSCHAFT
                        (Name of Filing Person (Offeror))

                                  COMMON STOCK,
                                 PAR VALUE $0.01
                                    PER SHARE
                         (Title of Class of Securities)

                                    819486101
                      (CUSIP Number of Class of Securities)


                                KENNETH R. MEYERS
                               SIEMENS CORPORATION
                               153 E. 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 258-4000

                                 with a copy to:

                         BENJAMIN F. STAPLETON III, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

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                            CALCULATION OF FILING FEE
Transaction valuation                                       Amount of filing fee
Not Applicable
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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid: N/A
         Form or Registration No.: N/A
         Filing Party: N/A
         Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEMS 1 - 11.

N/A

ITEM 12. EXHIBITS

Text of Press Release issued by Siemens Corporation and Shared Medical Systems Corporation on May 1, 2000



SIEMENS

FOR IMMEDIATE RELEASE                     CONTACT: Thomas Varney
                                                   Siemens Corporation
                                                   212-258-4335
                                                   Julie McDowell
                                                   Shared Medical Systems
                                                   610-219-6528

SIEMENS TO ACQUIRE SHARED MEDICAL SYSTEMS FOR $2.1 BILLION
Medical Engineering Group to strengthen its range of services and IT solutions for the healthcare industry.

         ERLANGEN, GERMANY and MALVERN, PA --May 1, 2000 -- Siemens Medical Engineering Group (Med) today announced that Siemens has reached an agreement to purchase Shared Medical Systems Corporation (NYSE: SMS) for $73 per share in cash. Siemens and SMS expect the all cash tender offer to be launched within the next 10 days. The offer is worth a total of approximately $2.1 billion. With annual sales of some $1.2 billion and 7,600 employees, SMS is one of the world's leading suppliers of services and IT systems for administrative and clinical processes in the healthcare industry.

         "This action is part of our strategy to substantially strengthen the range of services and IT solutions in the Siemens portfolio. Services currently account for 25 percent of our sales and our goal is to increase this to 50 percent. Moreover, the acquisition is an ideal move for bolstering our position in the U.S. market and further confirms Siemens' transformation into an IT-driven, high-tech company," said Dr. Heinrich V. Pierer, President and CEO of Siemens AG.

         Siemens estimates that the IT market in the healthcare sector will grow ten percent annually. "From a strategic perspective, our competencies in medical technologies and SMS' strength in healthcare information technology and networking makes this an optimal fit. This puts us in a position to offer our customers a unique package of complete solutions and will further differentiate us from other suppliers. Our aim is to enable more effective healthcare management while simultaneously helping to improve the quality and lower the cost of healthcare around the world," added Erich R. Reinhardt, President of Siemens Medical Engineering Group.

         Marvin S. Cadwell, President and CEO, SMS stated, "This agreement unites SMS with one of the world's largest and most profitable companies serving the healthcare marketplace. We are excited about the opportunities that this presents for our employees and customers and the value it provides to our shareholders. We share a dedication to providing solutions that improve the quality and efficiency of healthcare. I believe that this merger will enable us to better meet the demands of today's changing healthcare marketplace."

         SMS specializes in information solutions for hospitals, provides process and structural consulting, application services, and manages IT infrastructures.

         Founded in 1969, SMS has over 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-commerce, enterprise systems management, and managed Internet services. As the premier Application Services Provider (ASP) in healthcare, SMS's ISC operates health applications for over 1,000 health providers with connections to over 400,000 customer workstations, and processes 80 million transactions each day.

         Siemens Medical Engineering (Med) is one of the world's largest suppliers of innovative products, services and complete solutions for the healthcare industry. Med covers the full spectrum of products, systems and services, ranging from advanced diagnostic and therapy imaging systems and audiology devices, to IT solutions for optimizing processes and improving efficiency in clinics and private practices. Med posted orders worth 4.14 billion euros (DM8.1 billion; $4.35 billion) and sales of 4.09 billion euros (DM8.0 billion; $4.3 billion) in fiscal 1999, and has some 19,000 employees worldwide.

         Siemens Medical Systems, Inc., Iselin, NJ, is the U.S. affiliate of the Medical Engineering Group of Siemens AG. The Company employs nearly 4,500 people in the U.S. and reported annual sales of approximately $1.8 billion.

         The tender offer will be conditioned upon, among other things, SMS shareholders tendering and not withdrawing prior to the expiration date of the tender offer at least a majority of the shares of SMS common stock, as well as the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and receipt of approval from German antitrust authorities.

         Shareholders of Shared Medical Systems should read the tender offer statement when it is available because it contains important information. The tender offer statement and other filed documents will be available for free at the Securities and Exchange Commission's website at www.sec.gov and from Shared Medical Systems. This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Shared Medical Systems. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

NOTE: PROF. REINHARDT OF SIEMENS AND MR. CADWELL OF SMS WILL HOLD A TELEPHONE BRIEFING FOR MEDIA ON THE DAY OF THE ANNOUNCEMENT, MONDAY, MAY 1, BETWEEN 8:00 AND 8:30 A.M. EASTERN STANDARD TIME. JOURNALISTS SHOULD CALL 800-619-7394. THE ACCESS CODE IS 4327. CALLERS TO THE U.S. SHOULD DIAL 712-257-3648 USING THE ACCESS CODE 4327.